UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Resources Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Greens Farms Road
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John A. Vaccaro (203) 226-0222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

✓ Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/14/14

OATH OR AFFIRMATION

I, John A. Vaccaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Resources Investment Services, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Mary D. Roland

Notary Public

My Commission Expires 9/30/2016

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Years Ended December 31, 2013 and 2012

CONTENTS

Page

Independent auditors' report 1-2

Financial statements:

Statements of financial condition 3

Statements of operations 4

Statement of changes in shareholders' equity 5

Statements of cash flows 6

Notes to financial statements 7-12

Accompanying information to financial statements:

Computation of net capital pursuant to the Uniform Net Capital Rule 15c3-1 13

Independent auditors' report on internal controls required by SEC Rule 17a-5(g)(1) 14-15

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

Report on the Financial Statements

We have audited the accompanying financial statements of Westport Resources Investment Services, Inc. (the Company) which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Accompanying Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in page 13 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in page 13 has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in page 13 is fairly stated in all material respects in relation to the financial statements as a whole.

February 25, 2014
Shelton, Connecticut

Dunker, Hillman, LaMonte & Stanzala, P.C.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2013	December 31, 2012
Assets		
Cash and cash equivalents	**$345,343**	$383,028
Receivable from clearing broker	**30,603**	57,020
Due from affiliate (Note 2)		64,545
Deposit with clearing broker (Note 5)	**100,000**	100,000
Equipment and improvements (Note 3)	**47,201**	64,617
Other assets	**287,822**	256,624
Total Assets	**$810,969**	$925,834
Liabilities and Shareholders' Equity		
Liabilities:		
Accrued expenses and other liabilities (Note 5)	**$195,990**	$321,449
Due to affiliate (Note 2)	**2,981**	
Deferred income taxes	**4,000**	1,900
Total Liabilities	**202,971**	323,349
Commitments (Note 5)		
Shareholders' equity:		
Common stock, no par value; 5,000 shares authorized, issued and outstanding 404 shares	**152,750**	152,750
Retained earnings	**455,248**	449,735
Total Shareholders' Equity	**607,998**	602,485
Total Liabilities and Shareholders' Equity	**$810,969**	$925,834

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2013	2012
Revenue:		
Commissions	$3,655,505	$3,367,962
Other income (Notes 2 and 5)	201,344	745,142
	3,856,849	4,113,104
Expenses:		
Employee compensation	2,466,260	2,282,805
Commissions	1,489,190	1,250,032
Clearance costs (Note 5)	482,823	483,047
Payroll taxes and benefits	315,888	322,265
Rent, occupancy and equipment costs (Note 5)	218,272	201,229
Professional fees	156,943	117,945
Office supplies and expenses	130,994	131,696
Regulatory fees and quote services	79,429	73,878
Marketing and advertising	44,919	517,814
Travel and entertainment	41,599	39,850
Depreciation	26,268	22,622
Dues and subscriptions	25,534	34,924
Pension expense (Note 4)	16,822	16,959
Loss on asset disposals	3,225	
Reimbursement for support services (Note 2)	(1,648,322)	(1,362,290)
	3,849,844	4,132,776
Income (loss) before provision for income taxes	7,005	(19,672)
Provision for income taxes	1,492	7,232
Net income (loss)	$ 5,513	($ 26,904)

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, January 1, 2012	$152,750	$476,639	$629,389
Net loss		(26,904)	(26,904)
Balance, December 31, 2012	152,750	449,735	602,485
Net income		5,513	5,513
Balance, December 31 2013	**$152,750**	**$455,248**	**$607,998**

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2013	**2012**
Cash flows from operating activities:		
Net income (loss)	**$ 5,513**	($ 26,904)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:		
Depreciation	**26,268**	22,622
Loss on asset disposals	**3,225**	
Deferred income tax expense	**2,100**	
Changes in operating assets and liabilities:		
Receivable from clearing broker	**26,417**	(28,183)
Due (to)/from affiliate	**67,526**	(58,799)
Other assets	**(31,198)**	(5,657)
Accrued expenses and other liabilities	**(125,459)**	117,965
Net cash (used in) provided by operating activities	**(25,608)**	21,044
Cash flows from investing activities:		
Capital expenditures	**(12,077)**	(55,788)
Net cash used in investing activities	**(12,077)**	(55,788)
Net change in cash and cash equivalents	**(37,685)**	(34,744)
Cash and cash equivalents, beginning	**383,028**	417,772
Cash and cash equivalents, ending	**$345,343**	$383,028

See notes to financial statements.

1. Description of the Company and summary of significant accounting policies:

Description of Company:

Westport Resources Investment Services, Inc. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). In this capacity, it executes both principal transactions for itself and agency transactions for its customers. The Company conducts business primarily with other broker-dealers located in the tri-state area on behalf of its customers and for its own proprietary accounts. The Company's customers are located throughout the world.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2013 and 2012, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. Subsequent to December 31, 2013 and 2012, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

Significant accounting policies:

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

1. **Description of the Company and summary of significant accounting policies:**

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Equipment and improvements:

Equipment and improvements are carried at cost. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets or the term of the underlying lease. For income tax purposes, accelerated depreciation methods are used.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:

Deferred income taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect for the year in which the differences are expected to reverse. Temporary differences giving rise to deferred income taxes consist of accelerated methods of depreciation for income tax purposes, the future benefit to be recognized upon the utilization of certain operating loss carryforwards, and timing differences in the deductibility of certain expenses. At December 31, 2013, the Company has approximately $28,000 of net operating loss carryforwards to offset federal taxable income through 2032.

1. **Description of the Company and summary of significant accounting policies** (continued):

Income taxes (continued):

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. The Company's income tax returns for the three years ended December 31, 2012 are subject to examination by taxing authorities.

2. **Related party transactions:**

The Company and an affiliate through common ownership share personnel and have entered into an expense sharing arrangement with this affiliate. The Company charged the affiliate $1,648,322 in 2013 and $1,362,290 in 2012 for these common expenses. The Company also earned fees from the affiliate of $68,200 and $54,500, which is included in other income, during 2013 and 2012, respectively. The Company has a payable to the affiliate of $2,981 and a receivable of $64,545 at December 31, 2013 and 2012, respectively. The Company also subleases office space from an affiliate on an annual basis. The Company also borrows and advances funds on an as needed basis with the affiliate. The borrowings are noninterest bearing and are due on demand.

A large percentage of the Company's trades are executed on behalf of customers of the affiliate.

3. **Equipment and improvements:**

	December 31,	
	2013	**2012**
Office equipment	**$124,957**	$112,880
Leasehold improvements	**1,052**	20,663
	126,009	133,543
Less accumulated depreciation	**78,808**	68,926
	$ 47,201	$ 64,617

4. **Employee benefits:**

The Company established a 401(k) profit sharing plan (the "Plan") which covers substantially all employees. The Company matches 25% of every dollar a participant contributes up to 5% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $16,822 and $16,959 in 2013 and 2012, respectively.

5. **Commitments:**

Leases:

The Company leases office space and office equipment under noncancellable operating leases expiring at various dates through April 2019. The office lease contains renewal options, escalation clauses, and provides for rent abatements.

In accordance with Accounting Standards Codification No. 840 "Leases", the Company is recognizing rent expense on a straight-line basis over the remaining terms of the leases. Rent expense in excess of rent payments is presented as a deferred rent obligation which is included in accrued expenses and other liabilities on the balance sheet.

The following table presents rent expense to be recognized, cash requirements, and changes in the accrued obligation over the remaining lease term:

Year ending December 31:	Rent Expense	Cash Rent Payments	Change in Obligation
2014	$ 67,000	$ 68,600	($ 1,600)
2015	67,000	70,700	(3,700)
2016	66,100	71,800	(5,700)
2017	61,900	69,600	(7,700)
2018	61,900	71,700	(9,800)
Thereafter	20,600	24,100	(3,500)
	$344,500	$376,500	($32,000)

Rent expense was $184,200 and $153,400 in 2013 and 2012, respectively. Rent expense is reported net of $56,600 and $47,200 of reimbursements from various representatives in 2013 and 2012, respectively.

5. **Commitments** (continued):

Shareholders' agreement (continued):

The Company and its shareholders entered into an agreement whereby the Company has the right of first refusal to purchase stock from any shareholder wishing to sell. In addition, upon the death or disability of a shareholder, the Company has an obligation to repurchase the shareholder's stock. The Company also has the ability to assign its rights to non-selling shareholders.

Stock purchases will be calculated at the greater of book value or fair market value, as defined.

Clearing agreement:

The Company utilizes Pershing, LLC (Pershing) as their clearing firm and currently has a clearing agreement through June 3, 2016. The agreement provides for up to $171,900 in clearance fee waivers over a four year period through 2013. The agreement also includes provisions for up to $900,000 in reimbursements for recruitment and transition of new brokers/advisors through June 3, 2016. Included in other income in 2013 and 2012 is $25,000 and $504,000, respectively, of reimbursements received from this provision. As of December 31, 2013, the Company has earned all reimbursements to which it is entitled under this agreement. The Company is also required to maintain a $100,000 deposit with Pershing.

6. **Supplemental disclosure of cash flow information:**

Cash paid for income taxes totaled $739 and $7,348 for 2013 and 2012, respectively.

7. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. Net capital requirements:

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 and 2012, the Company had net capital of $272,925 and $216,613, which exceeded the minimum requirement of $100,000 by $172,925 and $116,613. The Company's net capital ratio was .73 to 1 at December 31, 2013 and 1.49 to 1 at December 31, 2012.

9. Reconciliation of shareholders' equity, net income and net capital:

A reconciliation of shareholders' equity, net income and net capital reported to FINRA to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Presently Reported
Total assets	$ 796,975	$13,994	$ 810,969
Total liabilities	175,490	27,481	202,971
Total ownership equity	$ 621,485	($13,487)	607,998
Total revenue	$3,856,849		$3,856,849
Total expenses, including income taxes	3,837,849	$13,487	3,851,336
Net income	$ 19,000	(13,487)	$ 5,513
Net capital	$ 300,406	$27,481	$ 272,925

The adjustments stated above relate primarily to adjustments by the Company for deferred rent, prepaid expenses and income taxes.

10. Subsequent events:

Management has evaluated subsequent events through February 25, 2014, the date which the financial statements were available for issue.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31,	
	2013	**2012**
Credits:		
Shareholders' equity	**$607,998**	$602,485
Less non-allowable assets:		
Due from affiliate		64,545
Other assets	**287,822**	256,624
Property and equipment, net	**47,201**	64,617
	335,023	385,786
Net capital before haircuts on securities positions	**272,975**	216,699
Haircuts on securities positions	**50**	86
Net capital	**272,925**	216,613
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $100,000)	**100,000**	100,000
Excess of net capital	**$172,925**	$116,613
Aggregate indebtedness:		
Accrued expenses and other liabilities	**$195,990**	$321,449
Deferred income tax liability	**4,000**	1,900
Total aggregate indebtedness	**$199,990**	$323,349
Ratio of total aggregate indebtedness to net capital	**.73 to 1**	1.49 to 1

Note: There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2013, as amended.

DHL&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5(g)(1)

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

In planning and performing our audit of the financial statements of Westport Resources Investment Services, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dworken, Hillman, LaMorte & Sterczala, P.C.

February 25, 2014
Shelton, Connecticut